FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “New data demonstrates clear benefits of Atacand® in treatment of symptomatic heart failure”, dated 1 September 2003.

2.	Press release entitled, “Phase II study demonstrates promise for Exanta™ (Ximelagatran) in reducing major cardiovascular events following myocardial infection (MI)”, dated 1 September 2003.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 September 2003.

4.	Press release entitled “Dealing by Directors” dated 4 September 2003.

5.	Press release entitled “Dealing by Directors” dated 8 September 2003.

6.	Press release entitled “New study shows Symbicort® adjustable dosing provides better asthma control than Seretide® fixed dosing” dated 8 September 2003.

7.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 10 September 2003.

8.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 12 September 2003.

9.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 15 September 2003.

10.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 16 September 2003.

11.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 17 September 2003.

12.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 18 September 2003.

13.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 19 September 2003.

14.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 22 September 2003.

15.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 23 September 2003.

16.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 24 September 2003.

17.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 25 September 2003.

18.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 26 September 2003.

19.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 29 September 2003.

20.	Press release entitled “Repurchase of shares in AstraZeneca PLC” dated 30 September 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	1 October 2003	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

NEW DATA DEMONSTRATES CLEAR BENEFITS OF ATACAND® IN TREATMENT OF SYMPTOMATIC HEART FAILURE

Atacand®, the only Angiotensin Receptor Blocker to reduce cardiovascular death and hospitalisation in chronic heart failure when given together with conventional therapy

AstraZeneca announced today that data presented at the European Society of Cardiology annual meeting demonstrated Atacand® (candesartan cilexetil) reduces both cardiovascular deaths as well as hospital admissions for heart failure, across a broad spectrum of patients with chronic heart failure.

Atacand is the only Angiotensin Receptor Blocker (ARB) to increase survival in chronic heart failure patients with left ventricular dysfunction, whether or not they are taking an ACE-inhibitor.

“This new data differentiates Atacand from other ARBs and provides AstraZeneca with a unique opportunity to make the benefits of the drug available to a wider population of patients with chronic heart failure” said Gunnar Olsson, AstraZeneca’s Vice President Cardiovascular Therapy Area.

The Candesartan in Heart failure – Assessment of Reduction in Mortality and morbidity (CHARM) Programme, which recruited 7,601 patients, is the largest ever trial programme conducted in heart failure with an AT1-receptor blocker. Patients with classic symptomatic chronic heart failure - depressed left ventricular (LV) systolic function (Left Ventricular Ejection Fraction (LVEF) ≤ 40 per cent), were randomised into one of two studies – either an ACE-inhibitor intolerant population (CHARM-Alternative), or the population treated with ACE-inhibitors (CHARM-Added). In addition, patients with preserved LV systolic function (LVEF> 40 per cent) were also randomised in a third study (CHARM Preserved). All patients received either Atacand or placebo.

Atacand showed an overall 23 per cent reduction (p<0.0004) in risk of a cardiovascular(CV) death or hospitalisation for chronic heart failure(CHF) in patients who were not taking ACE inhibitors due to previous intolerance. This is comparable to the benefit seen in heart failure studies using ACE-inhibitors alone.

In patients that were prescribed conventional therapy for chronic heart failure including an ACE inhibitor, Atacand demonstrated additional mortality and morbidity benefits. Atacand produced an additional reduction in the risk of cardiovascular death or hospitalisation for chronic heart failure of 15 per cent (p=0.011) when compared to conventional treatment alone. Importantly, Atacand demonstrated this efficacy, along with a high level of tolerability, when taken as part of triple combination therapy that included an ACE-inhibitor and beta-blocker – standard treatments in patients with chronic heart failure.

The CHARM Programme also included the largest completed trial in chronic heart failure patients with preserved left ventricular function, patients for whom little evidence based treatment guidance presently exist. The primary endpoint of cardiovascular death or hospitalisations for chronic heart failure showed a trend, 11 per cent risk reduction in favour of Atacand (p=0.118), consistent with the significant findings seen in the other two studies. The total number of hospitalisations for CHF was significantly lower in the Atacand group (402 v 566). There was also a significant 40 per cent reduction in the number of patients diagnosed with new onset diabetes (47 v. 77; p=0.005).

Pooled analysis of the three studies showed that Atacand provided a significant reduction in cardiovascular death and also demonstrated a positive trend in the overall reduction in all cause mortality approaching statistical significance (p=0.055). Interestingly, it also demonstrated a significant 22 per cent reduction in onset of new diabetes, with 163 new cases of diabetes on Atacand compared with 202 on placebo.

Regulatory filings in the US and Europe based on the outcomes of the CHARM programme are anticipated during Q1 2004. Atacand, currently licensed for the treatment of hypertension, had sales of $569m worldwide in 2002. The CHARM study is due to be published in The Lancet on 6 September 2003.

1 September 2003

Media Enquiries:
Steve Brown, Tel: +44 (0) 207 304 5033
Chris Major, Tel: +44 (0) 207 304 5028
Investor Relations:
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Mina Blair-Robinson, Tel: +44 (0) 207 304 5084

2

Item 2

PHASE II STUDY DEMONSTRATES PROMISE FOR EXANTA™ (XIMELAGATRAN) IN REDUCING MAJOR CARDIOVASCULAR EVENTS FOLLOWING MYOCARDIAL INFARCTION (MI)

ESTEEM* study indicates potential for Exanta in new cardiovascular indication

AstraZeneca announced today from the European Society of Cardiology (ESC) in Vienna, Austria, that data from a phase II dose-guiding study, ESTEEM*, indicate that oral Exanta™ (ximelagatran), provides significant additional benefits compared to the current treatment, aspirin, in prevention of major cardiovascular events in patients following an acute myocardial infarction (heart attack). This is the first time an oral direct thrombin inhibitor (oral DTI) has been evaluated in long-term treatment of patients following heart attack who are at high risk of arterial thrombotic events, such as further heart attack, stroke or cardiovascular death.

Results from ESTEEM show that oral Exanta, the first in a new class of oral direct thrombin inhibitors (oral DTIs), significantly reduces the risk of death, recurrent heart attack or attacks of severe chest pain from 16.3 per cent to 12.7 per cent (all dose groups combined) during six months treatment in combination with aspirin, equating to a reduction of risk by 24 per cent (hazard ratio 0.76; p=0.036) compared with aspirin alone.

“The promising efficacy results from ESTEEM are very exciting as they show the first proof of the efficacy for Exanta in this new indication, and provide a strong foundation for possible future development of Exanta in this and other arterial indications in which there is a high unmet medical need”, says Dr Hamish Cameron, Vice President, Head of Exanta, AstraZeneca. “We will now focus on incorporating the efficacy and safety results from ESTEEM alongside those seen in the extensive phase III clinical programme to date, to establish the overall benefit-risk profile for Exanta in the key indications under investigation.”

ESTEEM, a phase II multi-centre, multinational, placebo-controlled, double-blind dose-guiding study, involved randomisation of 1883 patients within 14 days of a heart attack to six months treatment twice daily of either oral Exanta 24, 36, 48 or 60 mg twice daily or placebo. All patients received 160mg aspirin once daily.

Overall, a favourable safety profile was seen for Exanta in terms of bleeding and general adverse events. There was no significant difference in major bleeding events between the Exanta and placebo treatment groups (1.8 per cent Exanta vs 0.9 per cent placebo). Total bleeding (major and minor) was higher in the Exanta group, but was comparable to rates seen in recent trials of long-term warfarin or other agents, and increased in a dose-related manner.

Laboratory blood tests in the study showed an increased incidence of liver enzyme elevations** in patients receiving Exanta, compared with those receiving placebo, as observed in phase III studies. Elevated liver enzymes were seen in 6.5 per cent of patients at the lowest dose, 24mg, while elevations were seen in 12.2 – 13 per cent of patients at the higher doses. An incidence of elevated bilirubin levels above twice the upper limit of normal (> 2XULN) combined with ALAT above three times the upper limit of normal (> 3XULN) occurred in 0.6 per cent of patients in the Exanta group, compared with 0.2 per cent of patients in the placebo group. As seen in phase III Exanta studies, these ALAT elevations decreased towards baseline with treatment continuation or discontinuation and were not typically associated with specific clinical symptoms. These findings are under evaluation together with safety results from the full Exanta clinical study programme in order to establish the overall benefit-risk profile for the product.

Chronic phase III studies to date also demonstrate a positive benefit-risk profile for Exanta. The first full presentation of the SPORTIF III*** study will take place at the ESC Congress 2003 tomorrow (Tuesday 2 September) and will confirm the potential for Exanta to meet an unmet medical need in the important stroke prevention in AF indication - AF is a factor behind 15 per cent of all strokes.

Exanta has completed phase III studies in a number of indications and around 30,000 patients have been enrolled in the Exanta clinical trial programme to date. Exanta is the first oral anticoagulant to reach late stage clinical trials since the development of warfarin 60 years ago.

Regulatory submission for the major indications of stroke prevention in atrial fibrillation and treatment and long-term prevention of VTE remain on track for late 2003. The current worldwide market for antithrombotics is $9.6 billion.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $17.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global and European) as well as the FTSE4Good Index.

Exanta is a trademark of the AstraZeneca group of companies. The ESTEEM study is due to be published in The Lancet on 6 September 2003.

1 September 2003

ESTEEM Business Media Teleconference

Professor Lars Wallentin, lead ESTEEM Investigator, will be available to provide an overview of the key study findings and answer questions via a teleconference at 11.00am UK time (GMT + 1) on Monday 1 September. Dr Hamish Cameron, Vice President and Head of Exanta, from AstraZeneca, will also be available.

To join this call, please dial +44 (0) 1296 480 100 before 11.00am UK on Monday, 1st September quoting access code C635099 to the operator. Slides and further information will be available from 10.30am UK on 1st September, via www.astrazenecapressoffice.com

Media Enquiries:

Steve Brown, +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair-Robinson, +44 (0) 207 304 5084
Jonathan Hunt, +44 (0) 207 304 5087

Editors’ Notes:

* ESTEEM stands for Efficacy and Safety of the oral Thrombin inhibitor ximelagatran in combination with aspirin, in patiEnts with recEnt Myocardial damage. ESTEEM involved 1883 patients at 191 hospitals in 18 countries during 2001–2002. The study compared Exanta in combination with the current standard treatment, aspirin, to placebo (aspirin alone).

** An increase in ALAT > 3 x ULN was seen in 6.5 per cent, 12.9 per cent, 12.2 per cent and 13.0 per cent of patients in the 24, 36, 48 and 60mg Exanta groups, respectively, compared with 1.3 per cent in the placebo group.

***SPORTIF stands for Stroke Prevention by ORal Thrombin Inhibitor in atrial Fibrillation, and is the largest-ever stroke prevention study in atrial fibrillation to date.

The SPORTIF III study is due to be presented in full at the ESC Congress 2003 at 12.00 on Tuesday 2 September 2003.

SPORTIF III topline data was first presented in a hotline session at the 52nd Scientific Session of the American College of Cardiology Congress (ACC) in Chicago on 2 April 2003. SPORTIF III involves 3407 patients from 259 centres in 23 countries across Europe, Australia and Asia in which 36mg fixed dose oral Exanta twice daily was compared with dose-adjusted warfarin (INR 2.0-3.0) once daily.

- Ends –

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 September 2003, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2535 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,710,524,808.

G H R Musker
Company Secretary
4 September 2003

Item 4

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

ASTRAZENECA PLC ANNOUNCES THAT MICHELE HOOPER, A DIRECTOR OF THE COMPANY, HAS PURCHASED TODAY 500 AMERICAN DEPOSITARY SHARES OF THE COMPANY AT USD41.55 PER SHARE. EACH AMERICAN DEPOSITARY SHARE REPRESENTS ONE USD0.25 ORDINARY SHARE OF THE COMPANY. THIS REPRESENTS HER TOTAL INTEREST, WHICH IS APPROXIMATELY 0.00003 PER CENT OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

G H R MUSKER
COMPANY SECRETARY
4 SEPTEMBER 2003

Item 5

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY INFORM YOU THAT WE WERE INFORMED TODAY BY JOE JIMENEZ, A DIRECTOR OF THE COMPANY, THAT ON 5 SEPTEMBER 2003 HE PURCHASED 500 AMERICAN DEPOSITARY SHARES OF THE COMPANY AT USD42.72 PER SHARE. EACH AMERICAN DEPOSITARY SHARE REPRESENTS ONE USD0.25 ORDINARY SHARE OF THE COMPANY. THIS REPRESENTS HIS TOTAL INTEREST, WHICH IS APPROXIMATELY 0.00003 PER CENT OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

G H R MUSKER
COMPANY SECRETARY
8 SEPTEMBER 2003

Item 6

NEW STUDY SHOWS SYMBICORT® ADJUSTABLE DOSING PROVIDES BETTER ASTHMA CONTROL THAN SERETIDE® FIXED DOSING

AstraZeneca announced today that new data presented at the World Allergy Organization’s International Congress of Allergology and Clinical Immunology (ICACI) show that the rate of severe exacerbations is 40 per cent lower in asthma patients on Symbicort® adjustable dosing than in patients on Seretide® fixed dosing. These are the first head-to-head data on the two fastest growing brands in asthma treatment.

This seven-month SUND study involved 658 patients with moderate asthma, who were taking inhaled steroids (and in most cases a long-acting bronchodilator) at entry, and remained symptomatic despite their treatment. Patients were randomly allocated to one of three groups: Symbicort® (budesonide/formoterol) fixed dosing; Seretide® (fluticasone/salmeterol) fixed dosing; or Symbicort® adjustable dosing (the treatment concept unique to Symbicort®).

The study was conducted in two phases. First, there was a four-week double-blind period in which patients received a fixed dose of Symbicort® or Seretide®. This was followed by a six-month open period in which patients received a fixed dose of Symbicort® (160/4.5µg, two inhalations twice a day), a fixed dose of Seretide® (50/250µg, one inhalation twice a day), or an adjustable dose of Symbicort® (160/4.5µg, one to four inhalations twice a day, depending on disease severity). All patients could also use a short-acting bronchodilator as needed.

The results of the study showed that all treatment regimens provided similar levels of symptom control based on the odds of achieving a “well controlled asthma week”, but adjustable dosing with Symbicort® provided superior control to fixed dosing with either Seretide® or Symbicort® based on other highly clinically relevant measures of asthma control. The rate of severe exacerbations was 40 per cent lower in patients using Symbicort® adjustable dosing than in patients on fixed-dose Seretide®. This significant reduction in exacerbations suggests that switching 100 similar patients from Seretide® fixed dosing to Symbicort® adjustable dosing would prevent 20 severe exacerbations in the next year. Severe exacerbations are defined as exacerbations requiring oral steroid treatment for at least three days, emergency room visit, or hospitalisation.

Patients in the Symbicort® adjustable dosing arm also used significantly less short-acting bronchodilator as needed for symptom relief, which is often used as a marker of symptom control.

Asthma is a variable disease. Symbicort® is the only combination treatment for asthma that allows patients to adjust the number of inhalations they take to provide better control of the disease’s fluctuations. This ensures that patients receive the right level of medication at the right time, providing optimal asthma control. The unique adjustability of Symbicort® is due to the dose response of both its components: the corticosteroid budesonide and the rapid- and long-acting bronchodilator formoterol.

People with asthma need to partner with their physician to take control of their own asthma and find the medication that is best for them. A second study presented at ICACI showed that 93 per cent of patients allowed to adjust their Symbicort® dose according to disease variation were able to step down their dose from the traditional two inhalations twice-daily at least once in the five-month study. Patients in the adjustable dosing group showed better asthma control than the traditional fixed dosing Symbicort® group. Thus adjustable dosing provided both an increase in asthma control and a reduction in drug load.

Symbicort® recorded sales of $299 million in 2002 and has already captured more than 25 per cent of the market share in 18 launch markets in Europe. These study results will help to continue the impressive growth of Symbicort® in the marketplace (+79% CER in the first half of 2003) and establish it as an excellent choice for the management of a chronic and variable disease like asthma. Phase III studies are underway to support the registration in the United States of the product for asthma.

Asthma is a chronic inflammatory disease of the lungs. The World Health Organisation estimates that there are 100-150 million asthma sufferers worldwide.

Symbicort® (budesonide/formoterol) is the only combination treatment for asthma that allows patients to adjust their dose according to disease variation, without adding or switching inhalers. Some of the patients in the adjustable arm used doses of

Symbicort® (8 inhalations/day for short periods). This is within the licensed dose range for the monocomponents - budesonide and formoterol. A license variation is underway in the EU to include this higher dose within the prescribing range for Symbicort.

SUND stands for Symbicort Up aNd Down.

Symbicort® received European wide approval for use in chronic obstructive pulmonary disease (COPD) earlier this year.

8 September 2003

Media Enquiries:
Steve Brown, +44 (0) 207 304 5033
Chris Major, +44 (0) 207 304 5028

Analyst Enquiries:
Mina Blair-Robinson, +44 (0) 207 304 5084
Jonathan Hunt, +44 (0) 207 304 5087

- Ends -

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 9 September 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2671 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,710,024,808.

G H R Musker
Company Secretary
10 September 2003

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 September 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2673 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,709,524,808.

G H R Musker
Company Secretary
12 September 2003

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 September 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2656 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,709,024,808.

G H R Musker
Company Secretary
15 September 2003

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 September 2003, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2644 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,708,424,808.

G H R Musker
Company Secretary
16 September 2003

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 September 2003, it purchased for cancellation 389,000 ordinary shares of AstraZeneca PLC at a price of 2625 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,708,035,808.

G H R Musker
Company Secretary
17 September 2003

Item12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 September 2003, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2645 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,707,635,808.

G H R Musker
Company Secretary
18 September 2003

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 September 2003, it purchased for cancellation 140,500 ordinary shares of AstraZeneca PLC at a price of 2653 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,707,495,308.

G H R Musker
Company Secretary
19 September 2003

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 September 2003, it purchased for cancellation 460,000 ordinary shares of AstraZeneca PLC at a price of 2659 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,707,035,308.

G H R Musker
Company Secretary
22 September 2003

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 September 2003, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2594 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,706,585,308.

G H R Musker
Company Secretary
23 September 2003

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 September 2003, it purchased for cancellation 170,000 ordinary shares of AstraZeneca PLC at a price of 2593 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,706,415,308.

G H R Musker
Company Secretary
24 September 2003

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 September 2003, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2583 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,706,021,271.

G H R Musker
Company Secretary
25 September 2003

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 September 2003, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2544 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,705,771,271.

G H R Musker
Company Secretary
26 September 2003

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 September 2003, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2534 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,705,421,271.

G H R Musker
Company Secretary
29 September 2003

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 September 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2554 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,704,921,271.

G H R Musker
Company Secretary
30 September 2003